

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 25, 2015

<u>Via E-mail</u>
Mr. Richard A. Maue
Chief Financial Officer
Crane Co.
100 First Stamford Place
Stamford, Connecticut 06902

   Re: **Crane Co.**
       Form 10-K for Fiscal Year Ended December 31, 2014
       Filed February 25, 2015
       File No. 1-01657

Dear Mr. Maue:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Terence O'Brien

            Terence O'Brien
            Accounting Branch Chief
            Office of Manufacturing and
            Construction